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October 28, 2010

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Trust” or “Registrant”)
File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

In an October 14, 2010 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 21 (“PEA 21”) to the Registrant’s registration statement under the Securities Act of 1933, as filed on August 30, 2010. PEA 21 was filed to make changes to the Registrant’s prospectuses and statement of additional information for certain currently effective series of the Registrant (each series a “Fund” and collectively the “Funds”). Additionally, PEA 21 was filed to implement the Funds’ initial compliance with the summary prospectus disclosure requirements adopted by the SEC in Investment Company Act Rel. No. 28584 (Jan. 13, 2009). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses

Comment 1: Delete the ticker symbol and the listing exchange from the beginning of each Fund Summary as this is additional information that is neither permitted nor required by Items 2 through 4 of Form N-1A. The ticker symbol and listing exchange need only appear on the front cover page of the Prospectus in response to Item 1.

Response: Comment accepted.

Comment 2: In the Fund Summaries—Principal Investment Strategies sections, please revise any derivatives-related disclosure (including disclosure relating to forwards in the Actively Managed Prospectus) to: (i) identify each type of derivative instrument used by a Fund as part of its principal investment strategies; (ii) delete disclosure relating to derivatives not used by a Fund as part of its principal investment strategies; and (iii) clarify the purpose for the use of derivatives

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon  Valley  Washington DC

EUROPE  Brussels  London  Luxembourg  Moscow  Munich Paris  ASIA  Beijing  Hong Kong

Brion R. Thompson
October 28, 2010

in seeking the Fund’s investment objective and principal strategies. Also review the Fund Summaries—Principal Risks—Derivatives Risk sections and the Description of Principal Risks—Derivatives Risk section and make conforming revisions. When considering potential revisions to disclosure, refer to the observations made in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010).

Response: To the extent a Fund uses derivatives as part of its principal investment strategies, or such use subjects a Fund to a principal risk, the Registrant believes the sections of each Prospectus identified by the Staff’s comment (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of a Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

As indicated by the Staff’s comment, each Fund provides a brief summary of the types of derivatives used, if applicable, within the Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of a Fund’s principal investment strategies. A Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of a Fund’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of the summary prospectus format. Moreover, in consideration of the Staff’s past comments to keep the Principal Investment Strategies section as short as possible, the Registrant has made a concerted effort to limit the length and scope of the Fund Summary, including both the Principal Investment Strategies section and Principal Risks section. The Description of Principal Risks section following the Fund Summary is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to a Fund.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Fund Summary section, the Registrant notes that the more complete disclosure the Staff is requesting is found elsewhere in the registration statement. For example, certain Funds also list “Derivatives Risk” as a principal risk of investing in the Fund, if applicable. The Description of Principal Risks section of each Prospectus provides a more complete description of the principal risks of derivatives exposure, if applicable. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of each Prospectus, to the extent applicable, and the Investment Objectives and Policies section of the Statement of Additional Information. The Registrant believes that this presentation of derivatives disclosure

Brion R. Thompson
October 28, 2010

throughout the registration statement—beginning with a summary in the Fund Summary and providing successively more detail in each of three separate sections of the Prospectus and Statement of Additional Information that follow—is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks. Accordingly, the Registrant believes the current disclosure is consistent with the Staff’s comment.

Comment 3: Funds with an “intermediate” term should maintain and disclose an average dollar-weighted portfolio maturity of 3 to 10 years. Although the PIMCO Intermediate Municipal Bond Strategy Fund’s Principal Investment Strategies section states “[t]he average portfolio duration of this Fund normally varies from three to eight years, based on PIMCO’s forecast for interest rates” add disclosure clarifying that the Fund’s average dollar-weighted portfolio maturity will be 3 to 10 years. Alternatively, change the name of the Fund to clarify that “intermediate” in the Fund’s name relates solely to duration and not maturity (e.g., Intermediate Duration Municipal Bond Strategy Fund).

Response: Duration is a measure of a bond’s price sensitivity to interest rate risk that considers the coupon rate, the coupon payment frequency, the stated maturity date and potential prepayments before the stated maturity date. Duration is calculated formulaically by computing the present value of a bond’s future cash flows, discounted at an appropriate market rate of interest that is adjusted for embedded credit risks and the estimated life of the bond. The duration of a bond will be lower than its maturity (except for a non-callable zero coupon bond, for which the stated maturity date will be equal to the bond’s duration). Duration is typically stated in years, and has been interpreted to be the weighted average time in years for the receipt on a present value basis of the cash flows of a bond.

Call or sinking fund features can reduce a bond’s duration in years to an amount that may be substantially below that of the stated maturity. For example, most municipal bonds have call features that permit the issuer to call a bond after a designated non-call period, typically 10 years. In an extreme case, where the prevailing yields are below that of a bond’s coupon rate and the non-call period has either expired or has a relatively short time period remaining, the duration of the callable bond will be substantially below that of its remaining time to the stated maturity date. Under these circumstances, the duration of the callable bond will be quite short—one year or less—although the stated maturity date may range up to 20 years.

Given the fact that the duration of a particular bond may be substantially less than the length of time until its maturity, the Registrant believes that it is consistent with Rule 35d-1 that the normal average portfolio duration of the Fund have a maximum of eight years.

Moreover, whether Rule 35d-1 is applicable to the Fund’s name is questionable. The adopting release for Rule 35d-1 states in part:

Brion R. Thompson
October 28, 2010

In particular, the Division [of Investment Management] has required an investment that included the words “short-term,” “intermediate-term,” or “long-term” in its name to have a dollar-weighted average maturity of, respectively, no more than 3 years, more than 3 years but less than 10 years, or more than 10 years . . . . The Division has concluded that it will continue to apply these maturity criteria to investment companies that call themselves “short-term,” “intermediate-term,” or “long-term” because they provide reasonable constraints on the use of these terms.1

The Registrant believes that, because the Fund uses the term “Intermediate” and not “Intermediate-Term,” its name falls outside the scope of the position of the Division of Investment Management articulated in the adopting release.

Comment 4: With respect to the PIMCO Intermediate Municipal Bond Strategy Fund, add “municipal risk” as a principal risk or explain to the Staff why the Fund is not subject to such a principal risk.

Response: Comment accepted. The Registrant has added “municipal risk” as a principal risk for applicable Funds.

Comment 5: In the Fund Summaries—Tax Information section, revise this disclosure to clarify that tax-deferred distributions may be subject to tax at a later time such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

Response: The Registrant believes its current disclosure is consistent with the requirements of Item 7 of Form N-1A. As you know, Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.2 In consideration of the Staff’s comment, the Registrant has reviewed its

1	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Investment Company Names: Frequently Asked Questions About Rule, SEC No-Action Letter (pub. avail. December 4, 2001) (describing the Division of Investment Management’s position with respect to funds which have “intermediate-term bond” in their name that such funds should have a dollar-weighted average maturity of more than 3 years but less than 10 years).

2	Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Brion R. Thompson
October 28, 2010

current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred to a later date.

Comment 6: To the extent a Fund will file a summary prospectus which incorporates other documents by reference, provide an example of the legend the Registrant intends to use at the beginning of the summary prospectus. It is the Staff’s view that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus, Statement of Additional Information and Financial Highlights Information, as required by Item 13 of Form N-1A, but not other information from the Fund’s shareholder reports. Furthermore, the Staff believes that there is no need to incorporate by reference Item 13 Financial Highlights into the summary prospectus as such information is more appropriately incorporated into the Statutory Prospectus and/or Statement of Additional Information.

Response: For those Funds that issued an annual report to shareholders dated June 30, 2010, the Registrant intends to use the following legend for the Fund’s summary prospectus:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at [            ]. You can also get this information at no cost by calling [            ] or by sending an email request to [            ]. The Fund’s prospectus and Statement of Additional Information, both dated October 29, 2010, as supplemented, along with the financial statements included in the Fund’s most recent annual report to shareholders dated June 30, 2010, are incorporated by reference into this Summary Prospectus.

The Registrant respectfully notes that each Fund is expressly permitted by Rule 498(b)(3)(ii) to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus, provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C). As each Fund has complied with the applicable provisions of Rule 498(b)(3)(ii), the Funds intend to incorporate by reference into the summary prospectus the financial statements within the Fund’s most recent annual report to shareholders.

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In addition to these comments, you requested that the Registrant make certain representations concerning PEA 21 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

Brion R. Thompson
October 28, 2010

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

October 28, 2010

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 21 to the Registrant’s registration statement under the Securities Act of 1933, as filed on August 30, 2010 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow
Peter G. Strelow
Vice President

cc:	Douglas P. Dick, Dechert LLP
Adam T. Teufel, Dechert LLP
J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC